October 21, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letter dated October 19, 2005 and have the following additional comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

1. We have read your response to prior comments 4 and 5. Based upon our review of the attached Iplicity Schedule of Post Acquisition Cash
Flow, the revenue received after the date of acquisition does not appear to support the amount you propose to reclassify to customer contracts. Please advise us.

2. Further to our previous comment, we note that the Seven customer contracts will be amortized over the one year term of the contract without regard to renewals and the DevElements and Iplicity customer contacts will be amortized over the fourteen month term of the customer relationships. Please confirm to us that the relevant customer contracts have not generated revenues subsequent to the one year or fourteen month term of the customer relationships.

3. We note that you intend to amend your September 30, 2004 Form
10-
KSB and all subsequent Form 10-QSB filings. Please tell us what consideration you gave to the filing of an Item 4.02 Form 8-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


Mr. John R. Signorello
IceWEB, Inc.
October 21, 2005
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